EXHIBIT 3.251
State of Delaware
Secretary of State
Division of Corporations
Delivered 03:51 PM 12/20/2006
FILED 03:51 PM 12/20/2006
SRV 061170153 — 4272332 FILE
CERTIFICATE OF FORMATION
OF
DESERT HOSPITAL HOLDINGS, LLC
Under Section 18-201 of the
Delaware Limited Liability Company Act
FIRST: The name of the limited liability company is Desert Hospital Holdings, LLC (the “Company”).
SECOND: The address of the registered office of the Company in the State of Delaware is 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808, County of New Castle.
THIRD: The name and address of the registered agent for service process on the Company in the State of Delaware is Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808, County of New Castle.
IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of December 20, 2006.
By: /s/ Rebecca Hurley
Name: Rebecca Hurley
Title: Authorized Person